

OMV

Letter to stockholders
Results for January–December and 4th quarter 2002



Q4/02	Q4/01	%	in EUR million (mn)	FY 2002	FY 2001	%
183	100	83	**Earnings before interest and tax (EBIT)**	495	610	(19)
177	157	13	**Clean EBIT**	502	702	(28)
120	61	96	**Net income**	322	382	(16)
107	100	7	**Clean net income**	329	444	(26)

- Strong Q4/02 with **EBIT** increasing 83% to EUR 183 mn and net income increasing 96% to EUR 120 mn, mainly due to strong E&P and recovering bulk margins
- Weaker economic climate and strong comparables to 2001 means full year **EBIT** decreased 19% to EUR 495 mn and **net income** declined 16% to EUR 322 m; EBIT before special items (clean EBIT) decreased 28% to EUR 502.29 and clean net income down by 25% to EUR 332.17 mn; total special items decreased significantly to EUR 7.53 mn
- 2002 **EPS** of EUR 11.85 (2001: EUR 14.09); **clean EPS** EUR 12.08 (2001: EUR 16.39); **US GAAP EPS** of EUR 11.21 (2001: EUR 13.94)
- In **E&P**, significant EBIT increase in Q4 owing to higher production levels and lower costs, but overall decline in 2002 due to lower gas prices and a weaker US dollar
- Continued quarterly improvement in **R&M** from a historically low level of margins at start of year; full year sales and EBIT figures impacted by significant decline in bulk and petrochemical prices and margins
- In **Gas**, increase in sales volumes and EBIT despite lower prices with strong performance by the carrier business
- Strong increase in **Chemicals** sales volumes, mainly in melamine and fertilizers , but pressure on margins and higher costs
- **Consolidated sales** decreased by 8% to EUR 7,079 mn in 2002 owing to lower prices and margins
- On track to double Group's size by 2008 with successful acquisitions laying foundations for further organic growth and continued investment in strategic acquisitions
- Oil and gas trends will be volatile in 2003 but improving EBIT and net income owing to stronger bulk refining margins are expected



Oil Gas Marketing Refining Chemicals Plastics

Wolfgang Ruttenstorfer, CEO of the OMV Group, commented: "2002 was a year of continuing progress. We were again able to demonstrate our ability to maximize opportunities in a tough business climate. I am encouraged by the strong sequential growth shown throughout the year which I believe positions us well to face enduring economic uncertainty in 2003.

This year we have made significant progress towards achieving our stated aim of doubling our size by 2008, further strengthening our position as leading oil and gas group in our Central and Eastern European core market. We have a greatly enhanced portfolio through investment in assets that provide strong synergies with our existing operations. We now have an even stronger platform for organic growth, and will continue to selectively invest in strategic acquisitions consistent with our 2008 target.

In 2002, all divisions were impacted by lower prices and margins. We are however confident that we have the strategies in place to deal with prevailing pressure in these areas and profitably grow sales."

■ Segmental highlights

E & P: Average annual production increase of 7% achieved together with the 100,000 boe/d target at year end. New exploration licenses in Bulgaria and Pakistan acquired.

R & M: Bulk refining margins returned to normal levels in Q4/02; three retail networks bought in the Czech Republic and in Germany.

Gas: EconGas GmbH commenced its business operations as the major Austrian gas supplier at the beginning of 2003.

Chemicals: Sales volumes improved with depressed prices; start of engineering phase of new melamine capacity in Germany.

■ Key figures

Q4/02	Q4/01	%	in EUR million (mn)	2002	2001	%
183	100	83	**Earnings before interest and tax (EBIT)**	495	610	(19)
177	157	13	**Clean EBIT** [1]	502	702	(28)
172	95	81	**Income from ordinary activities**	474	570	(17)
120	61	96	**Net income**	322	382	(16)
107	100	7	**Clean net income** [1]	329	444	(26)
98	67	46	**Net income according to US GAAP**	301	389	(22)
1,943	1,964	(1)	**Sales** [2]	7,079	7,736	(8)
158	83	92	**Net cash provided by operating activities**	581	786	(26)
5,828	5,659	3	**Employees**	5,828	5,659	3

[1] Adjusted for special, non-recurring items [2] Sales excluding petroleum excise tax

Dear stockholders,

OMV, the leading oil and gas group in Central and Eastern Europe, today announces its results for the full year and fourth quarter (Q4/02) ended December 31, 2002.

Improving market conditions during the year – extremely strong Q4

This quarter, OMV has posted the highest quarterly result of the last two years and the third best quarterly result in the Company's history. Reported EBIT rose to EUR 183 mn and clean EBIT was EUR 177 mn, up on Q4/01 by 83% and 13% respectively. Despite improving market conditions in the course of the year, the full year results reflect the poorer overall environment compared to 2001. Reported EBIT for the full year was down by 19% to EUR 495 mn and clean EBIT was down by 28% to EUR 502 mn. Net income showed a decline of 16% at EUR 322 mn, clean net income was EUR 329 mn, down by 25%. Profitability therefore showed a similar result: ROACE for the Group declined from 14% to 11%, ROfA decreased to 16%, a similar level to the year 2000 (2001: 20%), and ROE sank to 14% (2001: 18%).

The Executive Board will recommend a dividend of EUR 3.50 per share for 2002, to be approved at the Annual General Meeting on May 20, 2003. Last year's dividend of EUR 4.30 per share comprised a bonus element of EUR 1.30 to reflect the exceptionally favorable market conditions.

■ Economic climate:

The recovery of the world economy expected in 2002 was weaker than anticipated. Although world trade expanded by 2.5% after declining in 2001, world economic growth was again well below the trend rate, at just under 2%. In the EU, GDP growth slackened to an average of around 1%, and was particularly weak in Germany and Italy. The five EU membership candidates in Central and Eastern Europe — the Czech Republic, Hungary, Poland, Slovakia and Slovenia — were not entirely untouched by the global economic trend. However, economic growth in all of these countries except for Poland was at least twice the EU average. Low-income transitional economies such as Bulgaria, Croatia and Romania expanded by up to 4%. GDP growth in Austria was a modest 0.9%.

Higher crude oil demand, Brent price stable and US Dollar 6% weaker compared to 2001

In 2002 **world oil demand** edged up by 0.5% to 76.9 mn bbl/d. The gain came mainly from Asian countries, and OECD demand stagnated for the third year in a row. **World crude production** dipped by 0.2 mn bbl/d to 76.6 mn bbl/d. While OPEC output fell to 1.9 mn bbl/d, non-OPEC production rose sharply with Russia leading the way. Crude prices were again mainly driven by market psychology. Spot price for **Brent** crude began 2002 on USD 18/bbl and stood at almost USD 32/bbl by year-end. A production cut of 1.5 mn bbl/d by OPEC halted the downward trend in oil prices seen at the start of the year. Prices remained within OPEC's target price band of USD 22/bbl to USD 28/bbl between March and August. In the six weeks after mid-November the increasing likelihood of military intervention in Iraq, and the loss of

Venezuelan exports due to strike action pushed up prices by some USD 9/bbl. Overall, however, the average price of Brent crude for the year was up by only 2%, from USD 24.46/bbl to USD 24.98/bbl.

The impact on Rotterdam petroleum product prices of depressed demand and the falling US dollar exchange rate outweighed that of climbing crude prices. The average Rotterdam prices of the main product groups were between 7–11% down on the previous year. The **US dollar** weakened during the year, and the average euro exchange rate increased by 6% to EUR/USD 0.946.

After the marked increase registered in 2001, Austrian primary energy use only grew slightly. **Gas demand** contracted by about 2% to 7.6 bcm. An increase in residential demand was insufficient to offset a sharp fall in gas use by power stations and a decline in industrial demand due to the economic slowdown.

Lower demand for petroleum products on OMV markets

Demand for petroleum products on markets served by OMV fell by 1.2 mn t to around 82 mn t. This was mainly due to weak fuel oil demand, whereas consumption of automotive fuels — particularly diesel — rose significantly. In the transition countries demand was unchanged at just under 39 mn t, the drop in fuel oil volume being balanced by an increase of almost 4% in automotive fuel sales. In Austria **petroleum product sales** were slightly up on the previous year's levels at 11.2 mn t. Deliveries of extra light and light heating oil fell by 12% and those of heavy fuel oil by 27%. By contrast, demand for automotive fuel expanded by a healthy 8%, sales of diesel and gasoline rising by 9% and 5%, respectively. Considerably lower prices in Austria than in Germany and Italy, and the ease of comparing forecourt prices since the introduction of the euro, brought gains in sales to motorists crossing the border in search of cheaper fuel. Contrary to the long-term trend, demand for aviation fuels shrank by 5%. The largest relative decrease in sales of petroleum products was recorded in Hungary where sales dropped by 13% due to the halving of sales of heavy fuel oil. Demand decreased by 5% in Bavaria, Saxony and Thuringia and by 2% in Slovenia. Marginal growth was recorded in Bulgaria, the Czech Republic and Slovakia. Demand growth was stronger in Bosnia-Herzegovina, Croatia and Serbia-Montenegro.

Strong demand for melamine but low prices; higher demand for fertilizers and polyolefins

The European **chemical industry** showed a mixed picture in 2002. Production slowly began to recover but sales prices and profits in most sectors remained below 2001 levels. Demand for **melamine** increased by almost 5% in Europe and 8% in the USA. Robust economic growth in Asia apart from Japan eased import pressure on Europe. Plant outages and closures created a relatively stable supply situation, yet melamine prices were down on 2001. Demand for **plant nutrients** in Europe rose in the first half of 2002, but prices scarcely moved. Harvest losses caused by the summer's floods weighed on demand and prices in the second half. West European **polyolefin demand** grew by some 4% over the year as a whole, but there were strong quarterly swings which also affected margins. Due to increased imports into Europe and the commissioning of new plants, capacity utilization and margins remained unsatisfactory. Many producers responded by reining back

output. Average polyethylene prices gained around 10% year on year, but polypropylene tags were just below 2001 levels.

The businesses:

■ Exploration and Production (E & P)

Q4/02	Q4/01	%	in EUR million	2002	2001	%
79.51	26.90	196	**EBIT**	256.14	272.97	(6)
93.72	57.05	64	**Clean EBIT** [1]	261.75	311.75	(16)

[1] 2002: Special charges are added back to EBIT and relate to funding shortfalls in pension commitments; special income relates to increased income from gas storage services.

Segment sales in E & P declined by 4% to EUR 733.90 mn (2001: EUR 765.37 mn) mainly as a result of significantly lower gas prices. Average realized oil prices were at last year's level at USD 23.98/bbl (2001: USD 24.09/bbl). In general, sales were also negatively impacted by the weaker US dollar.

EBIT down to EUR 256 mn due to weaker US Dollar

EBIT declined by 6% to EUR 256.14 mn (2001: EUR 272.97 mn). Although production in 2002 rose by 7%, this was offset by the weaker US dollar exchange rate. The major contributors to earnings were the Company's Austrian, Libyan and UK operations.

Production costs excluding royalties (OPEX) for 2002 increased to USD 5.01/boe (2001: USD 4.82/boe), largely due to weaker USD exchange rates and, additionally, exchange rate movements in the UK between USD and sterling, as well as higher overall insurance and environmental costs. **Exploration costs** remained stable at EUR 71.58 mn (2001: EUR 72.53 mn). Reduced activity in Austria, Australia, Libya and Sudan was balanced by intensive work and higher expenditure in Pakistan, Iran and the Yemen.

Compared to Q4/01, EBIT for Q4/02 increased markedly from EUR 26.90 mn to EUR 79.51 mn reflecting significantly higher crude prices and production levels, and lower production cost as well as the lack of a write-off in Australia charged in Q4/01. The average realized crude price in the fourth quarter increased to USD 26.22/bbl (Q4/01: USD 18.28/bbl). Production costs excluding royalties (OPEX) in Q4/02 of USD 4.61/boe were 12% lower than in the comparable quarter last year (Q4/01: USD 5.21/boe) due to higher production, and also as they fluctuate with the progress of ongoing projects and therefore cannot be evenly allocated over the four quarters. Exploration costs in Q4/02 grew according to the exploration projects (Q4/02: EUR 21.05 mn; Q4/01: EUR 16.95 mn).

Changes in the Austrian gas market in recent years have led to a number of organizational changes within the Company, the most important of these being the spin-off of the Gas business. OMV Erdgas GmbH, the Company's 100% gas subsidiary, is in its first full year of operating as a stand-alone business. This independence has helped OMV to gain a clearer insight into the risks and associ-

ated costs and rewards of the various operations in E & P and Gas. To better reflect the inherent risks in the gas storage business, E & P has charged an additional storage fee of EUR 14.90 mn in the year 2002 for services provided to the Gas business. This change is reflected in both businesses in the periods under review.

Total production increased by 7% to 83,000 boe/d

Total production of oil, NGL (natural gas liquids) and gas rose by 7% to 30.4 mn boe in 2002 representing a daily production rate of 83,000 boe/d (2001: 28.5 mn boe or 78,000 boe/d). Oil and NGL production at 19.5 mn bbl was by 1% below last year's level of 19.8 mn bbl, mainly due to the natural decline of fields in Austria, OPEC quota restrictions in Libya and lower production in Australia, where partly scheduled maintenance activities slowed down production. This reduction was partly compensated by production increases in the UK from Schiehallion, Jade and Skene and the acquisition of interests in the Maui gas field in New Zealand in the fourth quarter of 2002. Gas production increased by 25% to 65.5 bcf (2001: 52.3 bcf).

Production in Q4/02 improved by about 22% over Q4/01 to 97,000 boe/d, mainly due to higher production in New Zealand. At the close of 2002, the targeted daily production rate of 100,000 boe/d was achieved.

New projects in Pakistan and Bulgaria

One of the **operational highlights** in Q4/02 was a new exploration license granted for the Nawabshah block in Pakistan in October. This participation reflects OMV's continuing confidence in Pakistan as an investment opportunity. In November OMV was awarded a new exploration license for block "Varna-Deep Sea" in the Bulgarian sector of the western Black Sea. OMV will begin its exploration activities in the next few months, and prospecting and exploration activities should be completed by 2005.

Acquisition of Preussag's international E&P portfolio

With effect from January 1, 2003, OMV acquired the international E&P portfolio of Preussag Energie GmbH, a wholly-owned subsidiary of TUI AG. This acquisition will give the Group 77 mn boe of proved and 172 mn boe of proved and probable oil and gas reserves. OMV's daily production should augment by about 20,000 bbl/d. The licenses, exploration, and production sites are mainly located in OMV's existing core E&P regions, providing an optimal fit with the Group's portfolio and growth strategy.

■ Refining and Marketing including petrochemicals (R & M)

Q4/02	Q4/01	%	in EUR million	2002	2001	%
52.58	56.61	15	**EBIT**	124.73	223.09	(44)
50.63	75.64	(33)	**Clean EBIT** [1]	134,14	279,25	(52)

[1] 2002: Special charges are added back to EBIT and mainly relate to funding shortfalls in pension commitments and restructuring costs. Special income relates to an accounting rule change for safety equipment and spare parts.

The **segment's sales** figure declined to EUR 4,923.04 (2001: EUR 5,579.83 mn, a decrease of 12%) mainly due to a marked de-

crease in bulk and petrochemicals prices. Sales volumes in Refining were basically stable but the drop in prices could not be compensated for by the sales growth in Marketing.

EBIT decreased to EUR 125 mn due to low refining margins

Reported **EBIT** in R & M reflected the significant deterioration of margins compared to last year, decreasing by 44% to EUR 124.73 mn (2001: EUR 223.09 mn). Similarly, clean EBIT halved from EUR 279.25 mn to EUR 134.14 mn. The clean result also mirrors the ongoing EBIT improvement over the course of the year 2002 and the lower balance of special items. Q4/02 clean EBIT improved from a loss in Q1/02 to EUR 50.63 mn; when compared with the EBIT of Q4/01 of EUR 75.64 mn however, the deteriorated conditions for bulk and petrochemicals products in 2002 are again obvious.

The main driver for this substantial deterioration was the dramatic decline in bulk margins; the comparative **Rotterdam bulk margin** indicates a 54%-decline from USD/bbl 1.90 in 2001 to USD/bbl 0.88 in 2002. In addition, petrochemicals prices and margins also declined albeit to a lesser extent. The EBIT contribution of **basic petrochemicals** declined by 44% to EUR 57.55 mn with increased volumes not being able to compensate for the decrease in margins (2001: EUR 103.09 mn).

Refining sales stable at 11.67 mn t

Refining sales volume remained quite stable at 11.67 mn t (2001: 11.82 mn t). Schwechat sold 8.52 mn t, including exports, petrochemicals and third party processing (2001: 8.63 mn t), Burghausen contributed 3.15 mn t to sales volume (2001: 3.19 mn t).

Exports from Schwechat, mainly to OMV's CEE marketing subsidiaries, showed a decrease of 7% to 1.34 mn t (2001: 1.45 mn t) mirroring difficult economic conditions in the various export countries.

OMV's refining crude input increased to 12.38 mn t and capacity utilization grew to 95% (2001: 94%). The utilization rate in Schwechat improved again to 94% (2001: 92%) and Burghausen was again utilized at full capacity. OMV processed 0.94 mn t of equity oil in 2002 (2001: 0.96 mn t) while imported crude oil grew to 9.85 mn t (2001: 9.47 mn t). The origins of the imported crudes have changed slightly, stemming mostly from Kazakhstan, Nigeria, Iraq, Russia, Saudi Arabia and Libya. Crude input for third party processing in Schwechat decreased by 2% to 1.80 mn t (2001: 1.83 mn t). The toll processing agreements for crude oil with four international companies expired on December 31, 2002. OMV will continue to offer the full range of products to the former third party processing partners at competitive terms.

In **Marketing**, sales volume from the consolidated domestic and international companies increased by about 3% to 7.98 mn t (2001: 7.76 mn t). The increase in the filling station business compensated for the decline in the international commercial business, and international sales volumes were stable at 4.47 mn t. In Austria, total sales volume increased by 6% from 3.30 mn t to 3.51 mn t,

mainly due to strong retail sales. Commercial margins however came under pressure compared to last year.

Compared to Q4/01, retail sales and the domestic commercial business grew their sales volume in Q4/02. International commercial volumes showed however a decrease compared to a very strong fourth quarter of last year.

Retail network increased by 72 to 1,232 stations, already 58% outside Austria

Since the end of 2001 the OMV **retail network** increased by 72 to a total of 1,232 stations (December 31, 2001: 1,160). In total 106 stations were added and 34 outlets were closed. In Austria there were 517 stations in operation at the end of 2002 (2001: 534). The scheduled closure of the stations has been compensated for by the international expansion. The proportion of international stations is continuously growing and stood at 58% at the year end 2002 with 715 stations in operation (2001: 54%; 626 stations). OMV has retail stations in Bosnia-Herzegovina (2002: 7), Bulgaria (2002: 64; 2001: 51), Croatia (2002: 30; 2001: 25), Czech Republic (2002: 127; 2001: 110), Germany (2002: 78 – the acquisition of two networks in 2002 is effective as of January 1, 2003; 2001: 79), Hungary (2002: 113; 2001: 114), Italy (2002: 70; 2001: 66), Romania (2002: 50; 2001: 34), Serbia-Montenegro (2002: 5), Slovakia (2002: 70; 2001: 51), and in Slovenia (2002: 101; 2001: 96).

According to preliminary figures, the average **retail market share** held by the OMV Group increased by 1%-point to 16%, with the Austrian market share at about 21% and the international retail market share at about 13%. The total market share including now all 12 countries in which OMV operates (Austria, Czech Republic, Hungary, Slovakia and Slovenia are complemented by the markets of Bavaria, Bosnia-Herzegovina, Bulgaria, Croatia, north east Italy, Romania and Serbia-Montenegro) is almost 10%.

Acquisition of retail stations and investment in Romanian oil company

In 2002 several **acquisition projects** were finalized that underline the strategy for growth in R&M: a retail network of 36 stations were purchased in the Czech Republic, and 72 outlets in Germany, which will be added to OMV's network as of the beginning of 2003. Furthermore, 25.1% of The Rompetrol Group, the largest private oil company in Romania, was acquired, which operates the Petromedia refinery with a capacity of 100,000 bbl/d. This is the only refinery at the Black Sea coast with access to the river Danube.

313 filling stations and stake in BAYERNOIL and TAL acquired

In February 2003, OMV acquired 313 Aral and BP filling stations in Southern Germany, Hungary and Slovakia from Deutsche BP AG. OMV has also acquired a 45% stake in BAYERNOIL, a network of three refineries in the Ingolstadt area, and an 18% stake in the Transalpine pipeline (TAL) from Trieste to Bavaria. This acquisition is a further milestone in OMV's strategy and strengthens its leading position in the core markets of Central and Eastern Europe.

■ Gas

Q4/02	Q4/01	%	in EUR million	2002	2001	%
47.31	31.63	50	**EBIT**	115.38	110.54	4
35.18	31.49	12	**Clean EBIT 1)**	114.44	110.97	3

[1] 2002: Special charges are added back to EBIT and relate to personnel restructuring, higher storage fee charges, counterbalanced by a reversal of a provision taken in prior years.

Segment sales of Gas increased by 3% in 2002 to EUR 1,483.11 mn (2001: EUR 1,438.17 mn). This was largely a result of increased sales volume despite lower gas prices.

EBIT up by 4% due to increased sales volumes

This was also the main reason for the slight improvement in **EBIT** which increased by 4% to EUR 115.38 mn (2001: EUR 110.54 mn). In particular, the carrier business unit showed a strong performance compared to 2001, mainly due to a good overall cost position and the successful marketing of OMV's capacity, which increased by 5% compared to last year. In the supply business higher sales volumes could not offset the decrease in margins and increased legal costs resulting from the liberalization of the Austrian gas market. When comparing the current Q4-EBIT to Q4/01, the increase by 50% to EUR 47.31 mn is mainly attributable to the release of a provision, which was provided for in prior years. This special quarterly income more than compensated for the increased storage fee charged by E&P. (For more information please refer to the E & P section in this report.) Full year clean EBIT increased by 3% from EUR 110.97 mn to EUR 114.64 mn mainly as a result of the higher sales volumes.

Start up of TAG Loop II improves carrier business

The start-up of the first phase of the TAG Loop II pipeline (Trans-Austria-Gasleitung) was a strong positive factor in the **carrier business.** Due to this expansion and higher capacities sold on the SOL and the PENTA West pipelines, total gas **transmission capacity** sold increased to 1,396 mn cbm/h/km compared to year-end 2001 at 1,328 mn cbm/h/km, mainly. The supply business benefited from a cold winter and additional gas consumption by power plants after hydro-generation fell as a consequence of the floods in the summer. Similarly, the marketing business showed a strong performance compared to 2001. Total **gas sales volumes** were 6.69 bcm, 5% above last year's level (2001: 6.37 bcm). Contracted storage volumes, however, decreased by 3%, as long-term contracts were only partly renewed in 2002. As of December 31, 2002, physical storage levels of gas reserves held for OMV customers decreased to 0.69 bcm (2001: 0.81 bcm).

Full liberalization of the Austrian gas market

Following the full liberalization of the Austrian gas market and the approval of the cartel authority on October 23, EconGas GmbH commenced its business operations with corporate clients as a major Austrian gas supplier at the beginning of 2003. EconGas is an Austrian joint marketing company owned by Begas (2.6%), EVN (15.7 %), Linz Gas/Wärme (0.45%), OMV Erdgas (50%), OÖ Ferngas (15.55%) and Wiengas (15.7%). With a growth strategy clearly focused on Central Europe, the Company's primary target markets are Austria and its neighboring countries.

Feasibility study for gas pipeline from Turkey to Austria signed

In November 2002, OMV signed an agreement to start a joint feasibility study for a gas pipeline from Turkey to Austria via Bulgaria, Romania and Hungary. This new pipeline would increase OMV's role in the gas transit to Central and Western Europe and improve the gas turntable function of Austria's gas-grid system. The evaluation will start in Spring 2003 and should last approximately 18 months.

Liberalization will have an impact both on the results of the Gas division and also on how they are presented. The implementation of the EconGas joint venture will move income from OMV's EBIT down to financial income starting as of Q1/03, after a delay from the envisaged start of the transfer from the end of 2002 due to legal timing issues. The regulated income for OMV's domestic transport business and for the activities of the regulatory zone director is expected to be reduced compared to last year.

■ Chemicals [1]

Q4/02	Q4/01	%	in EUR million	2002	2001	%
10.70	13.05	(18)	**EBIT**	42.75	48.74	(12)
5.03	10.70	(53)	**Clean EBIT 1)**	36.18	45.99	(21)

[1] and Plastics [2] 2002: Special income relates mainly to one-off gains on real estate disposals and the change in the accounting rule concerning stocks.

Segment sales in Chemicals (including Plastics) rose by 7% to EUR 469.06 mn (2001: EUR 439.70 mn) as a result of higher sales volumes in melamine and fertilizers, where double digit increases were attained This more than compensated for markedly lower product prices.

EBIT down by 12% due to lower prices and higher costs

EBIT for the full year decreased by 12% to EUR 42.75 mn (2001: EUR 48.74 mn) due to lower prices and margins, and to higher costs, ie insurance, exchange losses, etc. In comparison with Q4/01 EBIT of EUR 13.05 mn, Q4/02 reflected lower melamine and fertilizer prices in a decreased result of EUR 10.70 mn. Clean EBIT, eliminating mainly one-off gains on the disposal of real estate, also fell by 19% to EUR 36.18 mn (2001: EUR 45.99 mn).

Volumes in melamine and fertilizers up in 2002

Sales volumes in **melamine** rose by 51% compared to 2001 because new capacity came on stream. In October, Agrolinz Melamin GmbH started the construction of a new melamine production facility in Lutherstadt Wittgenstein in Germany, which will increase the production capacity from 130,000 t by 80,000 t in 2004.

The **fertilizer** business saw a 15% rise in sales volume compared to 2001 leading to stronger EBIT contributions despite lower price levels. Demand for calcium ammonium nitrate and multi-nutrient fertilizers was especially strong in the first half of 2002.

In **Plastics**, the difficult market situation for construction projects influenced the geo-textile business. In the first half of the year in

particular, many infrastructure projects were postponed or cancelled. Nevertheless, Polyfelt Group saw stable sales volumes in 2002 mainly due to double digit growth in geo-synthetic products. This was however offset by the pressure on margins causing EBIT to decrease by 60% compared to last year, and which affected the total contribution to the Chemicals division's results.

■ OMV Group statements: Income statement

Consolidated sales excluding excise petroleum tax for 2002 decreased by 8% to EUR 7,079.40 mn (2001: EUR 7,736.38 mn). R & M was again the largest contributor to sales, accounting for about 69% of the total consolidated sales. Gas accounted for approximately 21%, Chemicals for 7%, and E & P for 3%.

Group EBIT down by 19% - but still second best result in history

The Group's reported **EBIT** for the year decreased by 19% to EUR 494.76 mn (2001: EUR 609.65 mn), representing the second best result in the Group's history. Markedly lower European refining margins led to a 44% decrease in R & M. E&P was affected by the weaker US dollar, which could not be offset by production increases. The Gas business showed an improvement in results by 4% mainly due to a good overall cost position and increased transport volumes. The EBIT performance of Chemicals decreased by 12% compared to last year.

Clean EBIT decreased by 28% to EUR 502.29 mn (2001: EUR 702.27 mn). Total special items of EUR 7.53 mn were accounted for in 2002 (2001: EUR 92.62 mn). The poor performance of financial markets during 2002 has led to funding shortfalls in respect of contribution based pension funds for which OMV has provided performance guarantees. A provision of EUR 26.39 mn has been made in 2002. As of December 31, 2002 the total value of pension funds for which performance guarantees had been given was EUR 316 mn. The guarantees themselves are for annual value growth of between 6% and 6.5%. This, and an additional personnel restructuring charge, were counterbalanced by special income from a reversal of provisions made in previous years, an accounting rule change concerning safety equipment and spare parts, and income from selling real estate.

Financial charges comprise net interest charges, income/losses from equity investments and other financial income/losses. **Net interest charges** were EUR 33.16 mn, an improvement of EUR 8.52 mn (2001: EUR 41.68 mn), primarily as a consequence of reduced borrowing costs.

Equity income up to EUR 19 mn, most attributable to Borealis

Equity investment income amounted to EUR 18,74 mn (2001: EUR 5.77 mn). One of the most important equity income sources is the participation in Borealis. After an improved performance in Q2/02 and Q3/02, Borealis, as anticipated, suffered from market oversupplies in Q4/02, which caused considerable price erosion. Net profits for the Borealis Group for the year stood at EUR 6 mn, after a loss of EUR 24 mn in Q4/02 (2001: loss of EUR 41 mn; Q4/01: loss of EUR 23 mn). The overall improvement was mainly due to benefits from the ongoing cost reduction programs. OMV consolidates its 25% share in Borealis' results as part of net finan-

cial charges. For the full year 2002 this amounted to EUR 1.50 mn and for Q4/02 a loss of EUR 6.00 mn (2001: loss of EUR 9.43 mn, Q4/01: loss of EUR 5.74 mn). After deducting other financial losses of EUR 6.46 mn (2001: EUR 4.03 mn), financial charges for the OMV Group in 2002 decreased to EUR 20.89 mn (2001: EUR 39.94 mn).

Net income down by 16% to EUR 322 mn

Income from ordinary activities decreased by 17% to EUR 473.87 mn (2001: EUR 569.71 mn). The effective **corporate income tax rate**, based on pre-tax profits, slightly decreased to 32% (2001: 33%), mainly due to the reversal of a provision for severance payments which offset the impact of changes in the UK tax legislation for E & P activities in the North Sea (the increase of corporation tax from 30% to 40%), and envisaged tax changes in Australia. Taxes on income for the Group decreased from EUR 188.06 mn to EUR 151.69 mn. **Net income** for the year 2002 decreased by 16% to EUR 322.19 mn (2001: EUR 381.65 mn). Clean net income adjusted for EBIT and tax related special items amounted to EUR 332.17 mn, thus showing a decrease of 25% (2001: 443.70 mn).

When analyzing the reported results on a quarterly basis, the improvement seen in Q2 and Q3 continued into Q4/02: As the year unfolded, quarterly figures for EBIT and net income improved. The Group's EBIT of Q4/02 increased by 83% to EUR 182.64 mn (Q4/01: EUR 99.65 mn). Net income in Q4/02 improved by 96% to EUR 120.15 mn. When eliminating the special income items, clean net income improved by 11% to EUR 106.98 mn.

■ Balance sheet, gearing and capital expenditure

Strong balance sheet: gearing ratio at 20%, net debt up to EUR 478 mn

The Company's **balance sheet** remains strong with the **gearing ratio** (net debt divided by stockholders' equity) up to 20% at the end of 2002 (Dec 31, 2001: 17%). **Net debt** increased from EUR 385.89 mn at the end of 2001 to EUR 477.55 mn as of December 31, 2002, reflecting increased capital expenditure. As of December 31, 2002, bank loans, overdrafts and Group clearing liabilities of EUR 679.22 mn (Dec 31, 2001: EUR 605.99 mn) compared with current financial assets and Group clearing receivables totaling EUR 201.68 mn (Dec 31, 2001: EUR 220.10 mn).

Total assets increased by 7% to EUR 6.15 bn (December 31, 2001: EUR 5.77 bn). Fixed assets grew to EUR 4.25 bn (December 31, 2001: EUR 3.98 bn). **Additions to fixed assets** amounted to EUR 725.39 mn (2001: EUR 515.51 mn), of which approximately 81% resulted from additions to tangible assets (2002: EUR 589.36 mn; 2001: EUR 391.80 mn). Additions to financial assets were EUR 106.86 mn (2001: EUR 93.08 mn) and additions to intangible assets were EUR 29.17 mn (2001: EUR 30.63 mn). **Current assets** increased by some 5% to EUR 1.72 bn (December 31, 2001: EUR 1.63 bn) mainly due to higher inventories.

CAPEX up by 49% to EUR 674 mn, mostly invested in R&M

Capital expenditure in 2002 increased by 49% from EUR 451.91 mn to EUR 674.38 mn. Of the total, 34% was invested in E & P with more than two thirds of the total being attributable to the Group's Australian and UK activities as well as the field develop-

ment in Pakistan. Investment in R&M was stable at 42% of the total mainly due to acquisitions in the Marketing business and the acquisition of the 25.1% stake in The Rompetrol Group. In Gas, the main investment activity continues to be the expansion of the TAG pipeline consuming about 15% of the total. In Chemicals investment focused on the construction of the melamine plant in Germany and accounted for some 7% of the total.

Stockholders' equity increased by 7% and the Group's equity ratio was stable at 39% (December 31, 2001: 39%). The value of OMV shares owned by the Company increased to EUR 12.18 mn compared to EUR 9.04 mn as of December 31, 2001 as a result of a share buy back program for the Group's stock option plan as agreed at the last AGM. In 2002, a balance of 34,170 shares was added, and the total share buy backs in 2000 and 2001 amounted to 96,000 shares. **Liabilities** increased slightly from EUR 1.81 bn to EUR 1.91 bn, with higher accounts payable from trade and amounts due to banks.

■ Cash flows

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and dividend payments) for the full year 2002 amounted to an outflow of EUR 159.18 mn (2001: inflow of EUR 249.48 mn). The outflow in 2002 reflects the worsened operational environment and increased investment activities. When comparing Q4 of 2002 and 2001, both showed an outflow of EUR 56.49 mn and EUR 40.48 mn, respectively.

Decrease of sources of funds by 14% due to the 16% fall in net income

Sources of funds decreased by approximately 14% to EUR 619.38 mn (2001: EUR 717.09 mn), mainly resulting from the marked fall in net income by 16% and non-cash items relating to deferred taxes and other income. In 2001 a non-cash expense for deferred taxes was recorded. Net working capital increased by EUR 38.73 mn in 2002, mainly due to an increase in trading stocks and accounts receivable, although these effects were mitigated by increased liabilities and short-term provisions (2001: decrease of EUR 69.18 mn). Overall, **net cash provided by operating activities** was EUR 580.64 mn (2001: EUR 786.26 mn).

Net cash used in investing activities increased from EUR 419.46 mn to EUR 621.63 mn including inflows from disposals of EUR 49.16 mn (2001: EUR: 62.45 mn). **Net cash provided from financing activities amounted** to an inflow of EUR 57.82 mn and reflected a rise in short term debt. The equivalent period last year showed an outflow of EUR 302.05 mn because the free cash flow was used for debt repayment. Cash and cash equivalents increased by EUR 6.86 mn from EUR 189.14 mn to EUR 196.00 mn since the beginning of the year (2001: increase by EUR 67.18 mn to EUR 189.14 mn).

US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, restructuring expenses, pensions, severance and jubilee payments, and the deferred tax adjustments on these items.

US GAAP stockholders´equity rose to EUR 2.45 bn; net income 5% lower than ACC figures

Stockholders' equity according to US GAAP increased to EUR 2.45 bn (December 31, 2001: EUR 2.34 bn), and was 3% higher than the corresponding ACC equity (after minorities) of EUR 2.38 bn. The main positive reconciliation items are depreciation, fixed assets in E & P, provisions, and restructuring, whereas adjustments concerning mainly pension, severance and jubilee payments and deferred tax decreased the Group's equity. **Net income** according to US GAAP for the full year 2002 was EUR 301.44 mn (2001: EUR 388.51 mn), almost 5% lower than the ACC net income of EUR 318.54 mn (after minorities). The positive effects of adjustments for pension, severance and jubilee payments, and restructuring were mitigated by depreciation and book losses of derivative instruments under US GAAP regulations.

EPS under US GAAP were EUR 11.21 (2001: EUR 13.94), which is slightly lower than the ACC number at EUR 11.85 (2001: EUR 14.09).

Personnel

As of the end of December 2002, the OMV Group's **headcount** increased by 3% or 169 people to 5,828 employees (Dec 31, 2001: 5,659), mainly resulting from expansion in E & P and R & M.

Outlook for 2003

OMV on its way to double its size by 2008

Initial progress towards achieving the Group's stated aim of doubling its size by 2008 will be visible in 2003. The main drivers of Group financial performance – oil and gas prices, refining margins and exchange rates, etc. – will however be particularly unpredictable this year because of their exceptional volatility. The high crude oil prices seen at the start of 2003 stemmed from the instability of the international political situation. A clearer political outlook is likely to lead to a substantial decrease in crude prices later in this year. We therefore anticipate that overall comparable average crude prices are in line with 2002 but for the effect on earnings to be counteracted by the slide in the US dollar exchange rate.

The **acquisition of Preussag Energie GmbH**'s international E&P business from TUI AG should add some 20,000 bbl/d to the Group's production in 2003. This, and other projects that are already in the pipeline, will mark a major step towards our growth targets. However, the contribution to earnings for 2003 will de-

pend heavily on crude price trends. The closing of the deal is expected in mid-2003, although the terms of the agreement and ACC accounting rules mean that consolidation will be from January 1, 2003.

Big assets acquired from Preussag and BP at the start of 2003

At the start of February we announced the **acquisition from Deutsche BP AG** of 313 filling stations in Germany, Hungary and Slovakia, as well as a 45% interest in the BAYERNOIL refining network, and an 18% holding in the TAL oil pipeline. The transaction will extend our market leadership in Central and Eastern Europe. The positive impact on earnings should begin to be seen in the second half of 2003. Expansion in Marketing will continue in 2003. The Refining business posted a significant improvement in the final quarter of 2002 as compared to the first half, and this trend persisted into the initial weeks of 2003. Due to the extent of the current price volatility it is very difficult to make any firm predictions for margins, but we see them improving on 2002. The impact of the termination of third party processing contracts in 2002 will be felt in 2003. Sales of mineral oil products will have to be co-ordinated and the volumes held as compulsory storage will have to be increased.

Changes in the presentation of the Gas results due to new corporate structure

The presentation of the results of the Gas segment for 2003 will be changed by the new corporate structure which became effective at the start of the year. The earnings generated by the operations which have been brought into a joint venture will no longer appear under EBIT and will instead be reported as part of the financial items. The deregulation of the Austrian gas transportation market, which necessitated reorganization of the Gas business, is also likely to decrease EBIT. Despite facing a more difficult business environment, particularly with regard to high gas prices, the Chemicals segment is likely to return a similar result to last year's. Owing to the gloomy economic climate profits from our Borealis investment are unlikely to improve until mid-2003 at the earliest.

Taking all these trends together, we currently expect EBIT and net income for the year to improve as stronger bulk refining margins should prevail.

At the start of 2002 an investment budget of approximately EUR 2.7 bn was announced for the period 2002 through 2004. Our **capital expenditure plans** are aimed at doubling the size of the Group's upstream and downstream businesses by 2008, as compared to 2001. We currently expect the investment budget (excluding further acquisitions) for the next three years through to the end of 2005 to be of the same order. The two acquisitions mentioned above have already earmarked a significant part of this budget to be used in 2003. They will be financed from cash flow and debt. In 2003, Group gearing — the debt-equity ratio — will exceed the long-term average of 30% we are targeting, but management remains committed to reaching this goal in the medium term.

Despite our growth strategy our medium-term **financial performance targets**, e.g. a 3% spread between return on average capital employed (ROACE) and the weighted average cost of capital

(WACC), remain in place. This is the framework within which management will take the decisions needed to ensure that OMV stock remains an attractive investment.

■ Stock watch: January–December 2002


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OMV stock shows resilience to weak international capital markets in 2002

2002 was not a good year for the financial markets. The weak economic environment drove most markets down. Also the shares of oil and gas companies could not resist this negative trend though high oil prices favoured E&P profits. The FTSE Oil & Gas Index fell 17% in 2002, although this was less than the large indices (Dow Jones down 18%, Nikkei down 19%, FTSE 100 down 26%, FTSE Eurotop 100 down 34%, DAX down 44%, NASDAQ down 64%). Being one of only a few markets, the Vienna Stock Exchange managed to finish the year with a little gain (ATX up 0.85%).

For the second consecutive year OMV shares outperformed the FTSE Oil & Gas Index and other large indices ending the year down by only 0.57%. Taking the dividend of EUR 4.30 into account, shareholders still gained nearly 4%.

Strong Q4 performance lifts OMV stock by 10%

In the fourth quarter OMV stock showed a strong rebound after having hit a year low at EUR 82.20 on October 10. By the end of the month the shares had regained nearly 20% up to EUR 97.90. All in all the stock gained 10% in the last quarter of the year, thereby performing stronger than the markets, which were unsettled due to doubts about a fast economic recovery and rising fears about a possible war in Iraq (Dow Jones up 10%, ATX up 7%, FTSE Eurotop 100 up 6%, DAX up 4%, FTSE Oil & Gas Index up 3%).

Q4 turnover volumes higher than Q3, year on year drop of 38%

OMV share turnover volumes on the Vienna Stock Exchange increased to EUR 391 mn in the fourth quarter (Q3/02: EUR 366 mn). For the full year the turnover volumes dropped by 38% to EUR 1,583 mn reflecting the unfavourable environment. For the first time in 2002 the Vienna Stock Exchange also published OTC (over the counter) turnovers. This accounted for EUR 912 mn or about 37% of OMV's total turnover volume of EUR 2.5 bn.

Quarter 4
2002

	Key ratios of OMV stock (January–December 2002)	
WKN: 74305	Market capitalization (December 30)	EUR 2,514 mn
Vienna SE: OMV	Stock exchange turnover (1–12/02)	EUR 1,583 mn
Reuters: OMV.VI	Last (December 30)	EUR 93.58
Bloomberg: OMV AV	High (April 2)	EUR 110.87
ADR Level I: OMVKY	Low (October 10)	EUR 82.20

The Executive Board Vienna, March 11, 2003






Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

David C. Davies

Helmut Langanger

- **For further information, please contact:**

OMV
Brigitte H. Juen, Investor Relations Tel. +43 (1) 404 40-21622
e-mail: investor.relations@omv.com

Bernhard Hudik, Press office Tel. +43 (1) 404 40-21660
e-mail: bernhard.hudik@omv.com

Homepage: www.omv.com

Cubitt Consulting
Noga Villalón, London Tel. +44 (207) 367-5102
e-mail: noga.villalon@cubitt.com

Mark Kollar, New York Tel. +1 (212) 896-1201
e-mail: mark.kollar@cubitt.com

- **Next results announcement:**

Result January–March 2003 on May 15, 2003

More about future events can be found in the Financial Calendar on www.omv.com > Investor Relations Center > Investor News

- **Abbreviations:**

Abbreviations: ACC: Austrian Commercial Code; bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E & P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R & M: Refining and Marketing, including petrochemicals; t: tons; USD: US dollar

Financial statements

according to ACC (Austrian Commercial Code) in EUR; unaudited figures, rounded figures sometimes do not add up.

Q4/02	Q4/01	**Sales** in EUR 1,000	2002	2001
224,604	135,632	Exploration and Production	733,901	765,367
1,309,519	1,275,590	Refining and Marketing [1]	4,923,044	5,579,826
443,964	473,776	Gas	1,483,108	1,438,169
109,652	113,001	Chemicals [2]	469,060	439,696
22,198	16,737	Corporate and Other	95,121	80,902
2,109,937	**2,014,736**	**Segment subtotal**	**7,704,234**	**8,303,960**
(167,247)	(51,189)	less: internal sales	(624,832)	(567,576)
1,942,690	**1,963,547**	**OMV Group**	**7,079,402**	**7,736,384**

Q4/02	Q4/01	**EBIT** in EUR 1,000	2002	2001
79,514	26,900	Exploration and Production	256,142	272,973
52,580	45,609	Refining and Marketing [1]	124,725	223,091
47,314	31,629	Gas	115,376	110,541
10,699	13,051	Chemicals [2]	42,748	48,741
(7,468)	(17,538)	Corporate and Other	(44,230)	(45,697)
182,639	**99,651**	**Segment subtotal**	**494,761**	**609,649**
(5,554)	57,685	Special items [3]	7,526	92,620
14,201	*30,145*	*thereof: E & P*	*5,611*	*38,780*
(1,955)	*30,030*	*Refining and Marketing [1]*	*9,415*	*56,160*
(12,132)	*(140)*	*Gas*	*(932)*	*430*
(5,673)	*(2,350)*	*Chemicals [2]*	*(6,573)*	*(2,750)*
5	*0*	*Corporate and Other*	*5*	*0*
177,085	**157,336**	**OMV Group clean**	**502,287**	**702,269**

[1] including Petrochemicals [2] and Plastics
[3] *2002: Special items are added back or deducted from EBIT, for more details please refer to the specific segment.*

Q4/02	Q4/01	**Net income** in EUR 1,000	2002	2001
172,450	95,399	Income from ordinary activities, reported	473,873	569,707
(52,297)	(34,015)	Taxes on income, reported	(151,688)	(188,057)
120,153	61,384	Reported net income	322,185	381,650
30.3%	35.7%	Tax rate in %, reported	32.0%	33.0%
35.9%	34.8%	Tax rate in %, clean [1]	31.8%	33.0%
166,896	153,084	Income from ordinary activities, clean [1]	481,399	662,327
(59,920)	(53,242)	Taxes on income, clean [1]	(152,856)	(218,630)
106,976	**99,842**	**OMV Group clean** [1]	**328,543**	**443,697**

[1] In 2002 an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate has been included (i.e. increase from 30% to 40%).

Consolidated balance sheet in EUR 1,000		
Assets	**Dec. 31, 2002**	**Dec. 31, 2001**
A. Fixed assets		
I. Intangible assets	138,316	130,865
II. Tangible assets	3,139,969	2,923,190
III. Financial assets	975,902	928,786
	4,254,187	**3,982,841**
B. Current assets		
I. Inventories	458,902	385,821
II. Accounts receivable and other assets	1,049,468	1,020,013
III. Cash in hand and cash at bank, securities	213,847	229,129
	1,722,217	**1,634,963**
C. Deferred taxes	140,601	130,677
D. Prepaid expenses and deferred charges	31,773	23,062
	6,148,778	**5,771,543**
Stockholders´ equity and liabilities in EUR 1,000	**Dec. 31, 2002**	**Dec. 31, 2001**
A. Stockholders´ equity		
I. Capital stock	196,290	196,290
II. Capital and revenue reserves, unappropriated income	2,176,096	2,018,596
III. Treasury stock	12,181	9,036
IV. Minority interests	26,628	24,484
	2,411,195	**2,248,406**
B. Provisions		
I. Provisions for severance payments and pensions	718,265	695,450
II. Other provisions	399,502	356,782
	1,117,767	**1,052,232**
C. Liabilities	1,905,513	1,810,481
D. Accrued decommissioning and restoration costs	228,223	222,315
E. Deferred income	486,080	438,109
	6,148,778	**5,771,543**

Q4/02	**Q4/01**	**Consolidated statement of income** in EUR 1,000 (see also footnote 1)	**2002**	**2001**
2,499,363	**2,466,781**	**Sales including excise petroleum tax**	**9,175,219**	**9,630,413**
(556,673)	(503,237)	Petroleum excise tax	(2,095,817)	(1,894,029)
1,942,690	**1,963,544**	**Sales excluding excise petroleum tax**	**7,079,402**	**7,736,384**
(25,625)	(23,435)	Direct selling expenses	(101,972)	(97,063)
(1,585,817)	(1,667,514)	Cost of goods sold	(5,913,548)	(6,479,989)
331,248	**272,595**	**Gross profit**	**1,063,882**	**1,159,332**
63,314	52,747	Other operating income	107,163	85,860
(73,249)	(82,797)	Selling expenses	(297,290)	(281,139)
(48,178)	(36,521)	Administrative expenses	(162,849)	(133,589)
(17,968)	(21,783)	Exploration expenses	(61,139)	(66,467)
(5,696)	(4,691)	Research and development	(22,813)	(20,572)
(66,832)	(79,899)	Other operating expenses	(132,193)	(133,776)
182,639	**99,651**	**Earnings before interest and tax**	**494,761**	**609,649**
(10,189)	(4,252)	Financial expenses	(20,888)	(39,942)
172,450	**95,399**	**Income from ordinary activities**	**473,873**	**569,707**
(52,297)	(34,015)	Taxes on income	(151,688)	(188,057)

Q4/02	Q4/01	Summarized statement of cash flows in EUR 1,000	2002	2001
120,153	61,384	Net income for the period	322,185	381,650
32,520	85,169	Depreciation and other	297,193	335,435
152,673	146,533	Sources of funds	619,378	717,085
5,796	(63,990)	Decrease (increase) in net working capital	(38,734)	69,180
158,469	**82,563**	**Net cash provided by operating activities**	**580,644**	**786,265**
(221,922)	(128,623)	Capital expenditure	(670,792)	(481,906)
6,937	5,843	Proceeds from the sale of fixed assets and subsidiaries	49,160	62,449
(214,985)	**(122,780)**	**Net cash used in investing activities**	**(621,632)**	**(419,457)**
111,976	**18,191**	**Net cash used in financing activities**	**57,819**	**(302,054)**
(3,8259)	2,239	Effect of exchange rate changes	(9,972)	2,424
51,635	**(19,787)**	**Net increase (decrease) in cash and cash equivalents**	**6,859**	**67,178**
144,366	208,929	Cash and cash equivalents at beginning of period	189,142	121,964
196,001	189,142	Cash and cash equivalents at end of period	196,001	189,142

■ US GAAP reconciliation of net income and stockholders' equity:

(Rounded figures sometimes do not add up.)

Stockholders' Equity		US GAAP reconciliation	Net income	
Sep. 30, 2002	Dec. 31, 2001	in EUR 1,000	2002	2001
2,411,195	**2,248,406**	**Equity and net income according to ACC**	**322,185**	**381,650**
(26,628)	(24,483)	Income attributable to minority interests	(3,643)	(2,452)
2,384,567	**2,223,923**	**Equity and net income after minority interests**	**318,542**	**379,198**
121,939	157,174	Depreciation of fixed assets (other than E&P)	(35,235)	(38,523)
64,428	52,063	Depreciation of fixed assets in E&P	1,161	11,212
(12,181)	(9,036)	Treasury stock	234	(532)
0	(1,074)	Sale and leaseback transactions	1,074	2,142
(10,703)	(12,959)	Purchases of associates	2,260	919
(164,701)	(130,208)	Severance payments, pensions and jubilee payments	31,876	34,033
74,724	51,794	Restructuring costs	22,930	(23,151)
60,018	59,829	Other provisions	(140)	5,985
1,082	2,039	Foreign currency translations and transactions	(897)	78
38,677	16,992	Securities	4,811	2,200
(12,124)	18,921	Derivative instruments	(30,962)	18,173
(9,920)	779	Changes in accounting principles: plant upgrades	(10,699)	(1,238)
(81,017)	(85,722)	Deferred taxes	(3,511)	(1,990)
70,222	**120,592**	**Total reconciliation**	**(17,098)**	**9,308**
2,454,789	**2,344,515**	**Equity and net income according to US GAAP**	**301,444**	**388,506**